JOSEPH GUNNAR & CO., LLC

30 Broad Street, 11th Floor

New York, NY 10004

November 6, 2015

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention: Ron Alper

Re:	American CareSource Holdings, Inc.
Registration Statement on Form S-1;
(SEC File No. 333-201947)

Dear Mr. Alper:

Acting as representative to the several underwriters, we hereby join in the request of American CareSource Holdings, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on November 10, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting as representative to the several underwriters, wish to advise you that, between October 22, 2015 and November 9, 2015, we distributed as many copies, as well as “E-red” copies of the Preliminary Prospectuses, dated October 21, 2015 and October 30, 2015 as appears to be reasonable to secure adequate distribution of the Preliminary Prospectuses.

We confirm that we are aware of our obligations under the Securities Act of 1933, as amended, and that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of Prospectuses. We have been informed by the other underwriters participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectuses.

Very Truly Yours,

By:	JOSEPH GUNNAR & CO., LLC

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking/Underwritings
Global Equity Capital Markets